

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2007

By US Mail and Facsimile

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re: Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Filed September 12, 2006**
> **File No. 1-16317**

Dear Mr. Peak:

We have limited our review of your filings to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Management's Discussion and Analysis and Financial Condition and
Results of Operations, page 33

1.   We note your response to prior comment 3, explaining that property sales are an
        integral part of your "routine and on-going" operations. You also state that the
        description of an "ongoing routine segment" of your business as discontinued
        operations is not descriptive of your business model. The general view
        underlying the guidance in SFAS 144 is that discontinued operations are, by
        definition, not a part of ongoing operations. And although you endeavor in your
        response to characterize this activity as a segment of your business, you have not
        separately identified this activity as a segment, or provided the disclosures that
        would be necessary under SFAS 131, in your financial statements.

        Instruction 1 to Item 303(a) of Regulation S-K states that the discussion and
        analysis shall be of the financial statements. The information included in your
        table of revenues and expense presented on page 34, upon which your textual
        disclosure is based, does not agree to your Statement of Operations on page F-5.
        Specifically, you are presenting measures of revenues and expenses that combine
        activity that is required to be reported as discontinued properties in your financial
        statements with activity that must be reported as continuing operations. In other
        words, these constitute non-GAAP measures.

        Instruction 3 to Item 303(a) of Regulation S-K states that the discussion and
        analysis shall focus on material events that would cause reported financial
        information to not be necessarily indicative of future operating results. Given that
        you sold producing properties which generated 84.1%, 93.3% and 99.6% of
        combined revenues for 2006, 2005 and 2004, combining the results of
        discontinued and continuing operations, as you have in the table and textual
        disclosure in MD&A, detracts from the indicative value of your GAAP-based
        financial statements, contrary to this requirement.

        Based on the foregoing, we continue to believe that you will need to revise your
        discussion and analysis of your results of operations to focus your discussion on
        continuing operations, apart from discontinued operations, to comply with Item
        303 of Regulation S-K. Similarly, please revise the liquidity discussion to focus
        on continuing operations and how you plan to meet cash needs of the enterprise
        once the remaining producing properties are sold. We would anticipate disclosure
        emphasizing the declining pool of producing properties that you may sell to meet
        your liquidity needs.

Note 2 – Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-10

2.   We note your response to prior comment 5, addressing the exploration and development subsidiaries not wholly owned and the calculation of income and losses on a hypothetical liquidation basis. Please explain how the net income (loss) calculation described in your response letter is applied to the individual line items in your Statements of Operations, Statements of Cash Flows, and Balance Sheets when you proportionally consolidate the REX, MOE and COE entities. It should be clear how you are handling adjustments to the assets and liabilities based on your share of earnings, given your stated policy of consolidating 100% of the net assets "…until the ventures expended all of the Company's initial cash contributions," and consolidating based on your "ownership percentages" subsequent to these expenditures. Tell us the reasons you believe your contribution of cash to these entities should result in full consolidation on the Balance Sheet, and explain how subsequent Balance Sheet consolidation based on ownership interests is compatible with your application of the hypothetical liquidation model for earnings. As it appears your cost of these investments may differ from the amount of your underlying equity in the net assets of the investees, explain your view on the applicability of the guidance in paragraph 28 of SOP 78-9, concerning the accounting for such differences. Please submit a schedule showing the Statements of Operations, Statements of Cash Flows, and Balance Sheets for REX, MOE and COE; and the amounts and percentages of the totals for each line item consolidated in your financial statements for each period presented.

We note that the agreement provides for you to receive 100% of the income and losses of REX until certain milestones are achieved. Tell us how the results from the hypothetical liquidation model compare to the agreed upon terms, governing how earnings and losses are distributed among the members. Please explain the reasons for allocating income and losses in a manner that differs from your entitlement based on the economic substance of the arrangement, as indicated by the hypothetical liquidation results, and submit a schedule showing for the REX, MOE and COE entities how the amounts and percentages of income and losses recognized under the hypothetical liquidation model compare to the amounts and percentages called for under the terms of the arrangement, based on the milestones criteria; and the amounts and percentages that would result based only on the level of your ownership. Please disclose the cash expenditure status of the REX, MOE and COE entities, relative to your contributions, and identify the percentages of the assets and liabilities of these entities you are consolidating as a result. Also disclose the milestones and related status applicable to each investment, and explain their purpose and relevance in determining earnings under your hypothetical liquidation model.

Closing Comments

Please amend you Form 10-K within 10 days of the date of this letter, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Nasreen Mohammed at (202) 551-3773, or in her absence, Karl Hiller at (202) 551- 3686 with any questions on the financial statements.

Sincerely,

Karl Hiller
Branch Chief